Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following is an excerpt of a transcript of a presentation made by Leo Denault, Chairman and Chief Executive Officer of Entergy Corporation, at the Wolfe Research Power and Gas Leaders Conference on September 24, 2013. The excerpt of the transcript includes information regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

Entergy

Wolfe Research Power and Gas Leaders Conference

September 24, 2013

10:15 AM ET

Steve Fleishman:	Okay. We’re going to get started with our next panel.

So, I think this will be a really interesting panel. At least, this is a question, I titled the question I think about a lot, “Can the Integrated Model Work?” So, we’ll see the answer to that question, but I think it’s one of the issues we’ve been wrestling with, you know, a lot over the last year.

We’re going to start off with Entergy, with Leo Denault. Leo’s the Chief Executive Officer of Entergy. Then we’ll go to PPL with Bill Spence. Bill is the Chairman and CEO of PPL, and then finally we’ll end with Public Service Enterprise Group, better known as PEGI , with Caroline Dorsa, who is the Chief Financial Officer.

So, let me give it to Leo to kick us off. Thanks.

Leo Denault:	Thanks, Steve, and thanks to all of you who have come out to listen to us this morning. I’ll leave it to them to answer the question, yes or no, leave the suspense up for Steve for a little while.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

As you know, some of what I say is going to be forward-looking, so I just encourage you to look at— to read this, word for word, and then to look at our website for more information. And also, I will mention a few things about the ITC transaction. There are some disclosures out there, filings by ITC and by TransCo that I would encourage you to look at, as well, as read this page word for word in addition to that.

As you know, the way the company sits today is, I guess, a hybrid model in terms of ownership of a merchant generator, as well as integrated electric utilities in the Gulf South. For our part, we do believe that there is a rationale behind separation of those businesses, but I won’t go into that today. Just suffice it to say that at the moment this is the way the company sits.

The merchant business is predominantly nuclear plants in the Northeast, some fossil units in the Gulf South, as well as a District Energy business that we just announced the sale of. And then we have utilities in the Gulf South, fully integrated model continues to be generation, transmission, and distribution, at least for the time being, and two gas LDCs.

As we’ve been saying for the last several months of this year, one of the objectives of the company going forward into 2014 and beyond is to try and simplify what we have going on. We have a significant amount of activities, a significant amount of initiatives, that are geared towards improving our lot in life as it relates to improving results, improving cash flow, reducing costs, making our rates lower. But, in addition to those efforts that are geared towards improving results and those all— each one of these imperatives is design to improve results, that is, increase earnings, increase growth, increase cash flow, at the same point in time, we’re trying to limit the amount of uncertainty that goes around with the company to limit, basically, the discount rate associated with that value proposition, as well.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

So, if you go through each imperative that we have today, or anything that we may come up with in the future, you can ask yourself the question, how does this benefit the customers? How does this benefit the shareholders? How does it benefit our employees and the communities we serve? That’s the improving results part, but also you’ll notice that we’ve got a significant effort towards reducing the amount of activity that’s going on within the company so that we’re easier to follow, we’re easier to value, we’re easier to talk about, that the story is a little bit simpler, going forward.

And I’ll just give an update on some of these imperatives. I won’t go into too much detail, given time for the panel, and to provide more time for other panelists, but one of the biggest initiatives we’ve had going on for the last several years is our transition into MISO, a big benefit to customers, estimates of $1.4 billion of savings to customers, which will result in lower rates over the course of the next 10 years.

In addition to providing savings to customers and lowering rates, it obviously reduces risk. It reduces risk of our operations around the transmission system. It improves transparency around the transmission system, and it provides less regulatory overhang of our transmission system and how that integrates with the rest of the utility, as we move forward into the future.

We’ve been working on not only the regulatory conditions that we have to get through to get ourselves transitioned into MISO, but we’ve also been working quite diligently on practicing operations within MISO, going through testing, making sure our systems are in place, making sure that everyone knows their role in the changing market as we get into the day 2 market that is what MISO provides for us going forward.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

In addition to the transition to MISO, it’s timed around its initiation as we exit the system agreement with Entergy Arkansas. As you all know, in 2015, we will also exit the system agreement with Entergy Mississippi, and part of our conditional approval in Texas is for us to also file within the next month or so the exit of Texas from the system agreement, provide that eight year notice. In addition to that, we are seeking a way to get Texas out of the system agreement earlier than the eight year notice that both Arkansas and Mississippi have had to deal with.

What you’d see as you go through the system agreement, once Texas exits, all you have left in the system agreement is the Louisiana companies, Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans. So, you have to question the necessity of the agreement going forward, or whether there’s some sort of changed agreement that we can provide the benefits to the system as it’s designed by just the Louisiana companies.

As you know, the system agreement has been a very complicated beast for us for quite some time. It’s been the source of over 30 years of issues and litigation, and, again, getting ourselves some resolution around the system agreement and eliminating that uncertainty is, again, something that we believe provides real value to all of us as we go forward, as we can get ourselves out of some of that litigious nature of what’s kind of gotten us caught in the middle from time to time and makes things a little bit more difficult for all of you to follow.

The next step with the transmission business is the ITC transaction. Significant benefits, we believe, in four areas for our customers there. We believe that improved reliability will result from a singular focus in the transmission enterprise. We believe that we’ll have reduced congestion in the day 2 market, where congestion has a visible cost. We’ll be able to reduce that through the singular focus and planning model of a transmission-only company managing that system.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

We believe that there’ll be access to different generation than we provide today just by virtue of the fact that ITC will plan across a region and not just for the Entergy customer base, but for a much broader region that goes beyond just merely MISO, but would also include other regions around MISO that could provide benefits.

And we also believe that the appearance of a different model with a singularly focused non-generator managing that system that it’s likely that new generation will show up in the footprint that otherwise wouldn’t, and the access to that generation will also reduce cost to our customers. Again, the ITC transaction will reduce cost to our customers, provided through better reliability, lower congestion and access to more generation that’s lower cost, going forward, in addition to what we would see just out of MISO.

As you know, we filed in Texas, or refiled in Texas yesterday. Our filing in Texas is, in many ways, the same filing we had already made, but with some additions, the additions of the rate mitigation plan and the other commitments that have been made that were not allowed on the record in Texas. If you observed the August 9th meeting and you read Commissioner Anderson’s memo at that point in time, they were in a new process box, in their point of view, that they could not consider the rate mitigation plan, so the rate mitigation plan is now on the record.

In addition, we’ve put in some testimony around some benefits that are associated with economies of scale and scope from the combination of the two transmission businesses, the synergies associated with that. And we address all of the 26 conditions that were put in Commissioner Anderson’s memo to the chair, and we believe that we’ve gone— we’ve basically been able to address each of those with a positive outcome through the commitments that have been made and the rate mitigation plan, and the filing as we had it originally.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

We’ve also asked for an expedited process to try and get this approval before the end of the year, and it is our desire that we would be able to get the Commission themselves to preside over the hearings. That’s something that they brought up in the open meeting on August 9th, and, by doing that, and by the predominance of the record that we already had, the discovery that we already had, the RFIs that we already had being part of this record at the outset, we believe that it’s reasonable to think that we should be able to get that done, but we’ll see what their procedural schedule is, as the process goes forward.

And as we do that, we’ve got filings tomorrow in Mississippi and then we will have to reinvigorate the process in the other jurisdictions that suspended their processes once we got into the situation of withdrawing our filing in Texas — all of that geared towards trying to get approval before the end of the year.

The other thing that we’ve got on the utility side is moderate growth, as we’ve always had within the Entergy service territory. It’s not a straight line, but typically we see ourselves in the 1% to 2% growth rate. We believe that just left alone the service territory would have about a 1% to 1.25% growth rate going forward.

We, like other people, have seen the impact of energy efficiency. We’ve seen that impact on our residential customers. We’ve also seen some of that in some of the other customer classes, as well.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

And on the horizon, we are making sure that we prepare ourselves to look at what distributed generation may or may not do to us as we proceed into the course of the next 5 to 10 years of our story.

But we also have a unique situation at the moment in terms of the economic development activity that presents itself within the footprint that we serve in the Gulf South, manufacturing, whether it be LNG terminals, steel mills, the chemical base — all driven by what’s going on in the natural gas markets, the oil markets, and the business-friendly nature of what we have in the Gulf South.

There’s a significant amount of projects out there already that we know about, about $50 billion worth of investment. We’ve got a significant number of jobs associated with this. There’s about 45 projects, only about 10% of which have actually come to fruition at this point. It’s our objective to reinvigorate the economic development process, to make sure that we not only get as much of these projects that are already out there as we can, but also to look forward to trying to get additional projects.

The benefit of that, spread our fixed costs over more megawatt hours, is going to result in lower cost to our customers, which will, again, make us more competitive. And to the extent that we can provide the vehicle for which we can make productive investments, investments in things that actually add customers, that add rate base, and growth at the same point in time, we think that’s going to be beneficial to us, as opposed to what we see across the industry today, and we have our share of this, as well, where you have cost structure increases that aren’t really providing one more megawatt hour, they’re not adding one more customer, whether it be environmental compliance around coal units, whether it’s Fukushima costs around nuclear units, critical infrastructure protection, reliability requirements, some of those that don’t actually add another megawatt hour of load, or another megawatt hour of production.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

Some of the environmental costs reduce the amount of production that you have in terms of parasitic load and things like that. We’d like to gear ours more towards growth to the extent we can, and this is something that we have to make sure that we take advantage of, as much as we can.

We also are geared towards trying to keep our costs low and the business more efficient through our human capital management program. There’s a significant amount of that at the utility that we’ve talked about, and certainly we have our share of investments going forward, either with or without transmission.

Turning our focus to EWC, EWC is in a little bit different situation with the decline in gas prices that has made our service territory and our rates very competitive, have certainly taken their toll as it relates to what’s going on with the merchant fleet, particularly the nuclear plants in the Northeast. With the HCM process we spent a lot of time trying to make sure that we get as efficient, cost efficient, as we can in that business.

We’re trying to simplify the story. I know many of you didn’t know we owned District Energy until we announced the sale, but the fact of the matter is that things like that we need to pare down to give Bill some time to work on the more important things, like relicensing of Indian Point and what to do with the rest of the fleet up there.

The announced closure of Vermont Yankee should provide incremental cash flow over the next five years, be neutral to positive to earnings as we go through the next five-year period. Difficult decision, though, in the fact that it impacts the community, impacts our employees, but certainly it was a decision that the economics drove, and nothing else.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

The other thing that we are working on is market design. Obviously, one of the contributing factors to the closure of Vermont Yankee was not only the gas market, but it also had a lot to do with the cost structure, and it had something to do with the way the markets are designed, not adequately compensating assets for the benefits that they provide to the region, and that’s something that we’re working on.

Lower Hudson Valley capacity zone in New York is a step in the right direction. We’ve been working on that quite a bit. That should provide some benefit, some uplift for Indian Point, and should actually provide some incentive for people to bring capacity into that region, but more work needs to be done.

Just as an example, when we announced the closure of Vermont Yankee, the next day prices for the next three years rose, you would say moderately, but the overall impact into the market of the incremental cost, caused primarily by gas basis differentials on that day, was about $1 billion over the 15, 16, 17 year timeframe. Those three years right after we close Vermont Yankee.

That’s the kind of impact that the retirement of that asset looks like it might have had on the market. Between that and the things that we saw go on in the New England market at the beginning of the year, there’s certainly some things that need to be done to market design to improve not only the investment decisions of the people who are already there to bring new capacity in, but also to provide reliable service in those regions.

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

So, I guess, to summarize, the utility is some place that we continue to focus, that we’re going to continue to put more and more focus on in the coming years. Simplification of the story between now and 2014 will allow us to really work on the growth aspect of the utility, both through more efficiency, reduction of cost, improving our results that way, but also trying to take advantage of the growth opportunities that we have on the load side, as well, and to make sure that we can push out any of those negative impacts in terms of bottom line results that we would see otherwise from energy efficiency and distributed generation.

On the EWC side, focusing again on simplification to the extent we can improve results, and making sure that we make the right calls around assets, whether it be the sale of District Energy or the closure of Vermont Yankee so that we really get our focus on what’s important going forward.

And, again by— this time next year, we should be a much simpler, easier company to talk about. That doesn’t mean we won’t have interesting things going on, we just hope to have fewer of them going on at any one point in time.

Thank you.

* * * END OF EXCERPTED TRANSCRIPT * * *

Entergy

9/24/2013 - 10:15 AM ET

Speaker ID 9_G0XFER4

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication or in the prospectus included in the registration statement on Form S-4/S-1 (file no. 333-190094) that was filed by Mid South TransCo LLC (“TransCo”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, TransCo and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.